UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2025

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

**Re: Calor Del Sol Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed June 4, 2025
File No. 333-280138**

Dear Alejandro Hernandez:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2025 letter.

Amendment No. 6 to Registration Statement on Form S-1 filed June 4, 2025

Dilution, page 15

1. Please revise your dilution disclosure to be presented as of the most recent financial statement period presented.

Executive Compensation, page 27

2. Please update your executive compensation information for your most recently completed fiscal year ended April 30, 2025. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 28

3. In addition to disclosing the amount payable to Mr. Hernandez as of the end of the most recent financial period included in the filing (e.g., January 31, 2025, in this amendment), please also disclose the amount outstanding as of the latest practicable date prior to the date of the prospectus. Refer to Item 404(d) and Item 404(a)(5) of Regulation S-K.

Exhibits
Exhibit 23.1, page 36

4. Please update to file a currently dated consent.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Befumo